Exhibit 4

RADIOSHACK CORPORATION
UNFUNDED DEFERRED COMPENSATION PLAN
FOR DIRECTORS
(AS AMENDED AND RESTATED JULY 22, 2000)

1.	PURPOSES OF THE PLAN

The purposes of the Unfunded Deferred Compensation Plan (the “Plan”) are to enable RadioShack Corporation (the “Company”) to attract and retain the best qualified members of the Board of Directors of the Company (a “Director”) by providing them with a Plan to defer the payment of all or a specified portion of the fees payable to the Director for services rendered on behalf of the Company.

2.	ELECTION TO DEFER

a) A Director may elect on or before December 31 of any year, to defer payment of all or a specified part of either all his/her retainer fees or meeting fees or both (whether paid in cash or in Common Stock of the Company or dividends attributable thereto), for services and meetings during the succeeding calendar year following such election. Any person who shall become a Director during any calendar year, and who was not a Director of the Company on the preceding December 31, may elect, not later than the 30th day after his or her term begins, to defer payment of all or a specified part of such fees for the succeeding calendar year. Any such elections shall be made by written notice delivered to the Corporate Secretary of the Company. All elections shall only be effective for the succeeding calendar year. Notwithstanding the above, for the calendar year 1998, any such election must be made prior to February 28, 1998 for director retainer fees and prior to July 1, 1998 for meeting fees.

b) In addition to a) above, any Director with a cash account shall be entitled to make a one-time election only to transfer out of his or her cash account and have his or her stock account credited with such amount of cash and accrued interest as a Director may elect from his or her cash account. This election shall be effective as of July 1, 1999. Upon this election, the elected amount credited to a Director’s stock account shall be converted to that amount of Company Common Stock based upon the closing price of Company Common Stock on June 30, 1999. Such one-time election must be made no later than July 1, 1999.

c) With respect to cash dividends payable on Company Common Stock, each participating Director holding a stock account or Pension Plan Stock Account, upon his or her election may (i) be directly paid in cash, (ii) have his or her cash account credited as of the payment date for dividends on Company Common Stock in an amount equal to dividends attributable to the number of shares of Company Common Stock credited to each Director’s stock account or Pension Plan Stock Account as of the record date set by the Board of Directors of the Company or (iii) defer cash dividends into his or her stock account or Pension Plan Stock Account. Cash dividends deferred and credited to a Director’s stock account or Pension Plan Stock Account shall be converted to that amount of Company Common Stock based on the closing price of Company Common Stock on such record date for dividends.

d) Amounts deferred under this Plan will be distributed based on one of the two following elections made by each participating Director:

(1) consecutive substantially equal annual installments up to a maximum of ten beginning on January 15 of a specified year; or

(2) a lump sum payment on a specified date not in excess of ten years from the date Director ceases to be a Director.

3.	DIRECTORS’ ACCOUNTS

a) Cash Account

All deferred cash fees shall be recorded on the books of the Company and a memorandum cash account of the fees deferred by each participating Director and interest thereon and cash dividends payable on Company Common Stock, if any, will be maintained.

b) Stock Account

All deferred retainer fees payable in Common Stock of the Company (“Company Common Stock”) and the Additional Items (as defined below) shall be recorded on the books of the Company and a memorandum stock account of the fees in Company Common Stock deferred by each participating Director will be maintained. The Director’s stock account shall be credited with the number of shares of Company Common Stock otherwise payable to each participating Director under the terms and in the amounts and on the dates set forth in each of the Company’s Incentive Stock Plans, as the case may be, providing for the compensation of Directors, if they so elect, in Company Common Stock. All deferred meeting fees payable in Company Common Stock shall also be recorded on the books of the Company in the participating Director’s stock account under the terms, in the amounts and on the dates as set by the Board of Directors for the payment of meeting fees. Meeting fees elected to be deferred by a Director in Company Common Stock on and after June 1, 1998 shall be converted to that amount of Company Common Stock equal to the closing price of Company Common Stock as of the date of the applicable director or committee meeting and if not a trading day then the first trading day prior to the meeting. Cash dividends payable on Company Common Stock or a Director’s one time election amount as provided in Sections 1 b) and 1 c) above (collectively the “Additional Items”) shall be recorded in a Director’s stock account in an amount and in the manner as provided in the Plan.

If a Director’s stock account is credited with shares of Company Common Stock by reason of a deferral of either retainer fees or meeting fees or both on or after January 1, 1998, or a deferral of the Additional Items and payment of all of the Company Common Stock (earned by virtue of retainer fees, meeting fees or both or the Additional Items) are deferred (a) until after December 31st of the third calendar year which follows the calendar year during which such deferrals are initially made or (b) until after the earlier of (i) December 31st of such third calendar year or (ii) the day the Director ceases to be a Director, the Director’s stock account shall be credited with an additional number of shares of Company Common Stock (including fractions thereof) equal to twenty-five percent of the shares of Company Common Stock initially credited.

c) Pension Plan Stock Account

Effective December 31, 1997, the Special Compensation Plan for Directors (the “Pension Plan”) was terminated and in terminating the Pension Plan, the Company calculated the single sum present value of each Pension Plan participant’s benefit and converted that amount to Company Common Stock based on the average of the closing prices of Company Common Stock for 1997. The amount of the Company Common Stock shall be recorded on the books of the Company and a memorandum account reflecting such amounts for each Director formerly participating in the Pension Plan will be maintained (the “Pension Plan Stock Account”).

4.	PAYMENT FROM DIRECTORS’ ACCOUNTS

a) Payment of amounts credited to a Director’s cash account shall be made in cash. Payment of amounts credited to a Director’s stock account or Pension Plan Stock Account shall be made in Company Common Stock. Fractional Company Common Stock interests, if any, shall be payable in cash. With respect to cash dividends payable on Company Common Stock, each participating Director holding a stock account or Pension Plan Stock Account, upon his or her election may (i) be directly paid in cash, (ii) have his or her cash account credited as of the payment date for dividends on Company Common Stock in an amount equal to dividends attributable to the number of shares of Company Common Stock credited to each Director’s stock account or Pension Plan Stock Account as of the record date set by the Board of Directors of the Company or (iii) defer cash dividends into his or her stock account or Pension Plan Stock Account. Cash dividends deferred and credited to a director’s stock account or Pension Plan Stock Account shall be converted to that amount of Company Common Stock based on the closing price of Company Common Stock on the payment date for dividends.

b) The aggregate amount credited to the account of any Director, at the election of the Director, shall be paid to the Director, either (i) in a lump sum on the date specified by the Director, (ii) in substantially equal annual installments not exceeding ten, (iii) in a lump sum, upon a Change in Control or threatened Change in Control (as hereafter defined), on a date specified by the Board of Directors prior to any Change in Control, or (iv) if no election is made, on 60 days following the date a Director ceases to be a director. If a Director elects to receive installments, the first installment shall be paid (x) in advance on January 15 of the following calendar year in which the Director ceases to be a Director of the Company and subsequent installments (not exceeding nine) shall be paid promptly on January 15 of each of the succeeding calendar years, or (y) on the date specified by the Director.

c) Any Director with a Pension Plan Stock Account shall be entitled to make an election as to the method of payment of Company Common Stock from his or her Pension Plan Stock Account. Such election must be made prior to April 1, 1998. In such election, each Director shall elect the method of payment (either single payment or 10 or less annual installments) and the date such payment will be made or begin to be made. If any Director does not elect a method of payment or a date of such payment, then the amount of such Director’s Pension Plan Stock Account shall be distributed to him or her, in a single sum, 60 days following the day the individual ceases to be a Director.

For purposes of the Plan a “Change in Control” shall have the same meaning as set forth in the RadioShack Corporation 1993 Incentive Stock Plan as amended.

5.	INTEREST

On the last day of each calendar quarter interest shall be credited to each Director’s cash account calculated on the unpaid balance in such cash account as calculated from time to time during the quarter. The rate of interest to be credited will be 1% per annum less than the announced prime rate of the Bank of America, N.A. as the same shall exist from time to time during the quarter.

6.	PAYMENT IN EVENT OF DEATH

If a Director should die before all deferred amounts credited to the Director’s cash account, stock account or Pension Plan Stock Account have been distributed, the balance of any deferred fees, dividends if any, and interest then in the Director’s account shall be paid promptly to the Director’s designated beneficiary in the manner designated by the Director or if no method is selected within 60 days after the Director’s death. If such Director did not designate a beneficiary or in the event that the beneficiary or beneficiaries designated by such Director shall have predeceased the Director, the balance in the Director’s account shall be paid promptly to the Director’s estate.

7.	TERMINATION OF ELECTION

A Director may terminate his election to defer payment of one or more of his or her retainer fees, meeting fees or cash dividends payable on Company Common Stock by written notice delivered to the Corporate Secretary of the Company. Such termination shall become effective as of the end of the calendar year in which notice of termination is given with respect to the retainer fees, meeting fees or dividends payable during subsequent calendar years. Amounts credited to the account of a Director prior to the effective date of termination shall not be affected thereby and shall be paid only in accordance with Sections 4 and 6 above.

8.	RIGHTS UNSECURED

The right of any Director to receive payment of deferred amounts under the provisions of the Plan shall be an unsecured claim against the general assets of the Company. The maintenance of individual Director accounts is for bookkeeping purposes only. The Company is not obligated to acquire or set aside any particular assets for the discharge of its obligations, nor shall any Director have any property rights in any particular assets held by the Company, whether or not held for the purpose of funding the Company’s obligations hereunder.

9.	NONASSIGNABILITY

During the Director’s lifetime, the right to any deferred fees, dividends if any, and interest thereon may not be transferred, assigned, hypothecated or pledged. Any such attempt to transfer, assign, hypothecate or pledge the account shall be void.

10.	INTERPRETATION AND AMENDMENT

The Plan shall be administered by the Corporate Governance Committee of the Company. The decision of such Committee with respect to any questions arising as to the interpretation of this Plan, including the severability of any and all of the provisions thereof, shall be final, conclusive and binding. The Company reserves the right to modify this Plan from time to time or to repeal the Plan entirely, provided, however, that no modification of this Plan shall operate to annul an election already in effect for the current calendar year or any preceding calendar year.

11.	EFFECTIVE DATE

The effective date of this Plan will be December 15, 1995 when it was adopted.